77C: Submission of matters to a vote of security holders

At a special meeting of all stockholders of BlackRock Credit Allocation Income Trust I, Inc. (“PSW”) held on November 2, 2012, the results were as follows:

           The stockholders of PSW are being asked to approve an Agreement and Plan of Reorganization among PSW, BTZ Merger Subsidiary and BlackRock Credit Allocation Income Trust IV and the termination of the PSW’s registration under the Investment Company Act of 1940.

With respect to the Proposal, the shares of PSW were voted as follows:

For                                         Against                                                       Abstain
5,293,944                                         945,452                                                       120,034

The stockholders of PSW are being asked to approve the removal of PSW’s investment policy requiring that PSW invests at least 25% of its total assets in the industries comprising the financial services sector and amending PSW's fundamental investment restriction regarding industry concentration to reflect the removal of such investment policy.

With respect to the Proposal, the shares of PSW were voted as follows:

For                                         Against                                                       Abstain
5,321,750                                         916,628                                                       121,050